Exhibit 99.1

Exhibit No.	Exhibit

99.1

Copy of the disclosure letter that PLDT Inc. (the “Company”) filed on May 20, 2024 with the Philippine Stock Exchange and the Philippine Securities and Exchange Commission in connection the press release entitled “PLDT ready to negotiate with Union at the right time; planned strike has no valid basis.”

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May 20, 2024

The Philippine Stock Exchange, Inc.

6/F Philippine Stock Exchange Tower

28th Street corner 5th Avenue

Bonifacio Global City, Taguig City

Attention: Ms. Alexandra D. Tom Wong

Officer-in-Charge – Disclosure Department

Securities & Exchange Commission

7907 Makati Avenue, Salcedo Village,

Barangay Bel-Air, Makati City

Attention: Mr. Vicente Graciano P. Felizmenio, Jr.

Director – Markets and Securities Regulation Department

Gentlemen:

In compliance with the PSE’s Revised Disclosure Rules, we submit herewith a press release entitled “PLDT ready to negotiate with Union at the right time; planned strike has no valid basis.”

This submission shall also serve as our compliance with Section 17.1 of the Securities Regulation Code regarding the filing of reports on significant developments.

Very truly yours,

/s/Mark David P. Martinez

Mark David P. Martinez

Assistant Corporate Secretary

PLDT Inc.

COVER SHEET

SEC Registration Number
P	W	-	5	5

Company Name

P	L	D	T	I	N	C.

Principal Office (No./Street/Barangay/City/Town/Province)

R	A	M	O	N		C	O	J	U	A	N	G	C	O	B	U	I	L	D	I	N	G

M	A	K	A	T	I		A	V	E	N	U	E

M	A	K	A	T	I		C	I	T	Y

Form Type			Department requiring the report				Secondary License Type, If Applicable
17	-	C	M	S	R	D

COMPANY INFORMATION

Company’s Email Address	Company’s Telephone Number/s	Mobile Number

No. of Stockholders	Annual Meeting Month/Day	Fiscal Year Month/Day
11,387 As of April 30, 2024	Every 2nd Tuesday of June	December 31

CONTACT PERSON INFORMATION
The designated contact person MUST be an Officer of the Corporation

Name of Contact Person	Email Address	Telephone Number/s	Mobile Number
Marilyn A. Victorio-Aquino	mvaquino@pldt.com.ph	82500254

Contact Person’s Address

MGO Building, Legaspi St. corner Dela Rosa St., Makati City

Note: In case of death, resignation or cessation of office of the officer designated as contact person, such incident shall be reported to the Commission within thirty (30) calendar days from the occurrence thereof with information and complete contact details of the new contact person designated.

SECURITIES AND EXCHANGE COMMISSION

CURRENT REPORT UNDER SECTION 17

OF THE SECURITIES REGULATION CODE

AND SRC RULE 17.1

1.
May 20, 2024

Date of Report (Date of earliest event reported)

2.
SEC Identification Number PW-55

3.
BIR Tax Identification No. 000-488-793

4.
PLDT Inc.

Exact name of issuer as specified in its charter

5. PHILIPPINES 6.____________ (SEC Use Only)

Province, country or other jurisdiction Industry Classification Code of Incorporation

7. Ramon Cojuangco Building, Makati Avenue, Makati City 1200

Address of principal office Postal Code

8. (632) 82500254

Issuer's telephone number, including area code

9. Not Applicable

Former name or former address, if changed since last report

10.
Securities registered pursuant to Sections 8 and 12 of the Securities Regulation Code and Sections 4 and 8 of the Revised Securities Act

Title of Each Class	Number of Shares of Common Stock Outstanding and Amount of Debt Outstanding

________________________________________________________________

________________________________________________________________

________________________________________________________________

11. Item 9 (Other events)

Attached herewith is a press release entitled “PLDT ready to negotiate with Union at the right time; planned strike has no valid basis.”

Pursuant to the requirements of the Securities Regulation Code, the Company has duly authorized and caused this report to be signed on its behalf by the undersigned.

PLDT INC.

By:

/s/Mark David P. Martinez

Mark David P. Martinez

Assistant Corporate Secretary

May 20, 2024

PLDT pressrelease

PLDT ready to negotiate with Union at the right time; planned strike has no valid basis

MANILA, 20 May 2024 – PLDT Inc. (“PLDT”) (PSE: TEL) (NYSE: PHI): “The time to sit down and start collective bargaining with Manggagawa sa Komunikasyon ng Pilipinas (MKP) is in September 2024, not today”. This is the position of PLDT Management, referring to the demand of MKP, the exclusive bargaining representative of the rank-and-file employees of PLDT and with which PLDT has an existing collective bargaining agreement (CBA), to commence negotiations now. The CBA will expire on November 8, 2024.

MKP sent PLDT Management on February 20, 2024 their "Notice to Negotiate & Submission of Statement of Proposals". This was followed by MKP’s filing of a notice of strike on April 5, 2024 on the ground of PLDT’s alleged refusal to bargain. The members of MKP reportedly conducted a strike vote on May 14 and 15, 2024, with a majority voting in favor of the strike.

Under the Labor Code, the parties are tasked to meet and negotiate the renewal or modification of the terms of the CBA at least 60 days prior to its expiry – the so-called freedom period – which, in this case, will begin in the first week of September, or more than three (3) months from now and almost seven (7) months from the time they first sent the Notice to Negotiate. Until then, the Labor Code obligates both PLDT and MKP to respect the current CBA to preserve industrial peace.

PLDT Management, speaking through People Group First Vice President JM Co, clarified that refusal to bargain as an unfair labor practice refers to such arbitrary refusal to negotiate, which is not the case here, because PLDT remains “willing and able to negotiate with MKP at the right time”, that is, during the freedom period. Thus, according to Co, “it is PLDT’s position that a strike conducted on this ground has no valid basis. This is supported by law and the parties’ rich bargaining history over the past 30 years.”

PLDT respects its workers’ rights to self-organization within the bounds of law.

Management urges all concerned to work together to achieve PLDT’s business targets and ensure that the basic right of its subscribers to connectivity are provided and remain paramount during this time.

PLDT’s commitment to their people and subscribers remains unwavering.

XX

This press release may contain some statements which constitute “forward-looking statements” that are subject to a number of risks and opportunities that could affect PLDT’s business and results of operations. Although PLDT believes that expectations reflected in any forward-looking statements are reasonable, it can give no guarantee of future performance, action or events.

For further information, please contact:

Melissa V. Vergel de Dios	Cathy Y. Yang
pldt_ir_center@pldt.com.ph	cyyang@pldt.com.ph

About PLDT

PLDT is the Philippines’ largest fully integrated telco company. Through its principal business groups – from fixed line to wireless – PLDT offers a wide range of telecommunications and digital services across the Philippines’ most extensive fiber optic backbone, and fixed line and cellular networks.

PLDT is listed on the Philippine Stock Exchange (PSE:TEL) and its American Depositary Shares are listed on the New York Stock Exchange (NYSE:PHI). PLDT has one of the largest market capitalizations among Philippine-listed companies.

For more information, visit: www.pldt.com

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly authorized and caused this report to be signed on its behalf by the undersigned.

PLDT Inc.
By	:	/s/Mark David P. Martinez
Name	:	Mark David P. Martinez
Title	:	Assistant Corporate Secretary

Date : May 20, 2024